May 6, 2013

VIA EDGAR AND E-MAIL

Ms. Pamela Long

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.W.

Washington, DC 20549

Re:	Constellium Holdco B.V.

Confidential Draft Amendment No. 4 to Registration Statement on Form F-1

Submitted April 26, 2013

File No. 377-00059

Dear Ms. Long:

On behalf of Constellium Holdco B.V., a company incorporated in the Netherlands that will be renamed Constellium N.V. (the “Company” and, together with its subsidiaries, “Constellium”), we are providing the following information on a supplemental basis in advance of our telephone call with the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on May 6, 2013. The telephone call has been arranged to further discuss comments that the Staff orally conveyed to the Company on April 26, 2013 and regarding which the Company provided supplemental materials to the Staff on April 29, 2013, with respect to the confidential draft Registration Statement referenced above.

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 6, 2013

The Company supplementally provides the Staff with the following additional information:

	CGU			PP&E
HISTORICAL CALCULATION	CGU Fair Value Less Cost to Sell (FVLCS)	CGU Carrying Value (CV)	Difference (FVLCS -CV) Implied impairment	Pre- impairment PP&E balance (historical cost basis)	Impairment charge	PP&E Net Book Value as of December 31, 2010 (*)	Implied impairment not charged FVLCS Short- fall (Indicated Impairment)	Fair Value as of January 4, 2011 (1)	Variance

	(A)	(B)	C = A - B	(D)	E	F = D + E	(C-E)	PPA	F-PPA
Singen - SSH	70	75	(5)	121	(5)	116	—	4	(112)
AAP / Extrusions Deutschland	42	22	20	31	—	31		3	(28)
Specialties - Decin/Levice	52	56	(4)	52	(4)	48	—	2	(46)
Ravenswood	(283)	(147)	(136)	55	(55)	—	(81)	41	41
ATI / IssoireAerospace	218	29	189	15	—	15		10	(5)
Neuf Brisach	43	172	(129)	89	(89)	—	(40)	11	11
Singen - Automotive	(28)	10	(38)	15	(15)	—	(23)	7	7
Individually immaterial	(136)	97	(233)	52	(48)	5	23	13	8

	(22)	315	(337)	430	(216)	214	(121)	91	(123)

The above table, which was submitted to the Staff on April 16, 2013, has been modified to demonstrate the excess of the difference in fair value less cost to sell and carrying value, which has not been recorded as an impairment. This has not been recorded as an impairment due to the carrying value of the property, plant and equipment being written down to nil and no further.

These excess amounts relate to negative working capital balances at the relevant CGUs where the impairment standard would not apply. Such amounts are recognized on acquisition.

In response to comments that the Staff has raised, the Company proposes to add the following disclosure to the Registration Statement in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Basis of Presentation.” The Company respectfully advises the Staff that the disclosure in the first and second paragraphs below is already contained in the Registration Statement; however, the entire section has been reproduced below for the Staff’s convenience:

Basis of Presentation

On January 4, 2011, Omega Holdco B.V., which later changed its name to Constellium Holdco B.V. (the “Successor”), and which, together with its subsidiaries, are referred to in this section as the “Successor,” acquired the Alcan Engineered Aluminum Products business unit (the “AEP Business” or the “Predecessor”) from affiliates of Rio Tinto (the “Acquisition”). Apollo Funds and FSI acquired 51% and 10%, respectively, of Constellium Holdco B.V., and Rio Tinto retained 39%.

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 6, 2013

For comparison purposes, our results of operations for the years ended December 31, 2011 and 2012 are presented alongside the Predecessor results of operations for the year ended December 31, 2010. These results are not prepared on the same basis of accounting and therefore may not be directly comparable as the Predecessor Period has been prepared using the principles of carve-out accounting. The carve-out combined financial statements present a group of entities, divisions and businesses which were acquired and these did not constitute a separate legal entity. Although we believe that the assumptions underlying the combined financial statements, including the allocations from the previous owner, are reasonable, the combined financial statements may not be representative of the results of operations, financial position and cash flows in the future or what it or they would have been had we been a standalone entity during the year ended December 31, 2010.

The following table represents the fair value adjustments recorded by us on completion of the acquisition of the AEP Business:

€ millions
Total consideration	(4)
Less book value of assets acquired and liabilities acquired
Total book value of assets acquired and liabilities assumed	199
Less discontinued operation assets and liabilities (1)	(9)
Book value of assets acquired and liabilities assumed subject to purchase price adjustments	190
Purchase price adjustments
Intangible assets excluding goodwill	—
Property, plant and equipment (2)	(123)
Other current assets and liabilities (3)	64
Provisions (4)	(34)
Deferred tax liabilities – net (5)	(112)
Net assets acquired at fair value	(15)
Goodwill	11

(1)	We acquired the assets and liabilities of the AIN business exclusively with a view to its subsequent disposal and a sale process commenced as of January 4, 2011. Therefore, the AIN assets and liabilities did not form part of the purchase price allocation exercise as they were classified as held for sale. The assets of the AIN business of €103 million were comprised predominantly of €44 million of trade receivables, €43 million of inventories and €10 million of cash and cash equivalents. The AIN business liabilities of €94 million were comprised of €50 million of trade payables, €26 million of related party borrowings and €18 million of pension liabilities.

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 6, 2013

(2)	Reflects the overall decrease in valuation of property, plant and equipment. Both the impairment model (IAS 36) used by the Predecessor and our application of purchase accounting (IFRS 3R) use the concept of fair value. However, the application results in different values.

a.	The impairment model of the Predecessor resulted in a €216 million impairment charge recorded in the 2010 financial statements which reduced the net book value of property plant and equipment to €214 million. The fair value less cost to sell was derived from the enterprise value agreed between buyer and seller. The fair value of each cash-generating unit was determined using a discounted cash flow model utilizing discount rates of 11.5%-14%. Where fair value less cost to sell is less than the carrying value, then the carrying value of property, plant and equipment is written down to no less than nil. In addition to this, where the fair value was higher than the carrying value, the Predecessor did not increase the net book value of the property, plant and equipment.

b.	In purchase accounting the fair value of property plant and equipment is determined on an individual asset basis. In determining fair value, the Company also used a discounted cash flow model with assumed discount rates in a range of 17%-18.5%. Additionally, our business plan on an individual site basis resulted in different cash flow assumptions from the Predecessor. Additionally, management of the buyer and seller had different perspectives of the future cash flows of various locations which will have an impact on the allocation of fair value.

The main difference between the discount rates noted above relates to the size premium reflected in the cost of equity for the Predecessor and the Company. Both the Predecessor and Company management used independent research published by investment research firms regarding historically observed size premiums over the return indicated by the capital asset pricing model to determine an appropriate size premium to include in the estimated discount rates.

(3)	Reflects a step-up in value of our inventory as well as other adjustments to working capital mainly related to short-term loans receivable from the Predecessor, which were subsequently outside the scope of the Acquisition as receivables were forgiven, repaid or remained with Rio Tinto and its subsidiaries prior to the Acquisition on January 4, 2011.

(4)	Reflects increased legal claims and other costs of approximately €26 million and marginal increases in close-down and environmental restoration costs and restructuring costs. Reflects increased provisions resulting from the Company analysis of the risks and associated probability of occurrence. In addition, in the Predecessor financial statements, a provision is recognized when there is a present obligation that arises from past events, its fair value can be measured reliably and there is a probable outflow of resources. In contrast, in purchase price allocation we recognize the provision at fair value when the fair value can be measured reliably, even if it is not probable that there will be an outflow of resources.

(5)	Represents changes in deferred tax liabilities and assets reflecting (i) tax effect of fair value adjustments and (ii) changes in tax consolidation structure occurring at the acquisition.

*        *        *

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 6, 2013

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1128 or Alison M. Zieske at (212) 403-1107.

Very truly yours,

/s/ Karessa L. Cain
Karessa L. Cain

Enclosure

cc:	Jeremy Leach (Constellium Holdco B.V.)

Keith L. Halverstam (Latham & Watkins LLP)